ANNUAL REPORT

JUNE 30, 2009

WWW.OAKVALUEFUND.COM

LETTER TO SHAREHOLDERS	July 22, 2009

Dear Fellow Shareholders,

Benjamin Franklin said, “Despair ruins some, presumption many.” In our opinion, many investors were in a state of near total despair as the financial crisis seemed to reach a crescendo in early March. Our experience suggests that it is not so much the state of despair that leads to ruin, but rather the actions taken when faced with despair that have the potential to cause the greatest harm. In the case of the U.S. stock market and investors’ general reactions earlier this year, the presumption that we were faced with an impending and terminal economic depression led to a significant gap between the value of many of the world’s great businesses and the prices of their respective stocks. Though there were some challenging days along the way, we chose to focus our efforts and actions on the opportunities presented by the gap.

The Oak Value Fund (the “Fund”) handily outperformed the broader market as measured by the S&P 500 Index for the fiscal year ended June 30, 2009. Though we are never pleased to report a decline in the value of their investments to the Fund shareholders, we are encouraged by these results on a relative basis as they have affirmed the focus of our efforts in recent years. We are pleased to report that the Fund outperformed in all four quarters, protecting capital on the downside during the first three quarters of the year while outpacing the recovery during the final quarter of the year. Our focus on quality, advantaged businesses with solid financial positions during a period of extreme dislocation produced, in our view, an attractive opportunity set for long-term investors.

As long-term investors, we believe the decisions we made during this period of widespread despair will prove to be far more important than the relative outperformance. In our opinion, the current Oak Value Fund portfolio is better positioned than at any time in its sixteen year history. Though the portfolio remains focused in a select collection of advantaged businesses, these businesses represent a diversified set of industries and opportunities both domestically and abroad. On average, the economic metrics for the portfolio are more compelling than at any time that we can recall. Though the share prices of many of these companies have somewhat recovered from their earlier lows, we continue to believe that they are particularly compelling.

We have included the Fund’s financial statements for the fiscal year ended June 30, 2009 as well as other financial and portfolio data in the pages that follow. Consistent with the practices we established several years ago, the portfolio commentary contained in this annual report is limited to a few summary observations. A more detailed discussion of the Fund’s investment activities is available in the Investment Adviser Review posted on the Fund’s website each quarter at www.oakvaluefund.com. We encourage Fund shareholders to review these reports on a regular basis. Shareholders, current and prospective, may receive email copies of these quarterly reports by subscribing to the Fund’s email distribution list on the website.

On behalf of the entire Oak Value team, we thank you for your continued interest and partnership and welcome your questions or comments.

Oak Value Fund Co-Managers,

David R. Carr, Jr.	Larry D. Coats, Jr.	Christy L. Phillips

Note: Please see the Important Information section of this report for disclosure that applies to both this letter and the Management Discussion and Analysis that follows.

MANAGEMENT DISCUSSION AND ANALYSIS

Below we summarize the factors that most meaningfully impacted the Fund’s performance for the year. In general, the Fund’s exposures in Consumer Discretionary, Energy, Financials, Industrials and Materials contributed to the Fund’s outperformance while its Consumer Staples and Health Care holdings did not keep pace. Table B provides a full listing of the Fund’s top individual security contributors and detractors during the fiscal year.

•

The Fund’s Consumer Discretionary holdings were the single largest class of contributors to the positive relative results for the fiscal year, as a result of the opportunistic management of portfolio positions in Apollo Group and Coach. During a period in which the Consumer Discretionary sector’s average returns were down by more than 15%, the Fund’s holdings in this area produced an aggregate positive return of greater than 15%.

•

In the area of Consumer Staples, the Fund’s holdings underperformed the sector on average as Diageo, Cadbury and Avon lagged while recent addition Colgate somewhat softened the relative underperformance.

•

All but one of the Fund’s Finance-related holdings outperformed the sector’s painful -38% return for the fiscal period. Fortunately, the damage of the halving of AFLAC’s share price was more than offset by sector beating performances from Moody’s, Capital One, Berkshire Hathaway, AON, and American Express.

•

Fund holdings in Industrial companies United Technologies and 3M significantly bested the near 35% decline in the overall Industrials sector. Such was also the case for the Fund’s Materials sector holdings as the opportunistic addition of Swiss agri-chemicals company Syngenta appreciated nearly 40%.

•	The Fund’s sole direct holding in the Energy sector, Chesapeake Energy, advanced approximately 30% from its cost basis in the face of a 41% decline for the Energy sector overall.

•

The Fund’s Health Care holdings were, in aggregate, its most significant performance detractors, as Medtronic and Zimmer Holdings both declined more than 30% during the fiscal year, noticeably underperforming the negative 11% return of the broader Health Care sector.

•	The Fund’s holdings in Information Technology roughly matched the -18% of the sector’s overall showing.

Portfolio activity for the Fund for the fiscal year is summarized in Table C. We use this opportunity to remind shareholders that the information provided in Table C is limited to holdings that were added to the portfolio during the year and to holdings that had been completely eliminated during the fiscal year. This table does not address interim activity such as the opportunistic increasing or decreasing of position sizes across various holdings.

Table A
Quarterly Performance – Fiscal Year 2009

	3rd Quarter 2008	4th Quarter 2008	1st Quarter 2009	2nd Quarter 2009
Oak Value Fund	-3.22%	-21.85%	-10.74%	21.00%
S&P 500 Index	-8.37%	-21.94%	-11.01%	15.93

The performance information quoted above represents past performance and past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data, current to the most recent month end, may be found at the Oak Value Fund (“Fund”)’s website www.oakvaluefund.com. An investor should consider the Fund’s investment objectives, risks, and charges and expenses carefully before investing. You may obtain a copy of the Fund’s prospectus at www.oakvaluefund.com or by calling 1-800-622-2474. Please read the prospectus carefully before you invest or send money. The Fund’s prospectus contains this and other important information. The Fund’s annualized expense ratio as of fiscal year-end June 30, 2009 was 1.57%. The expense ratio as disclosed in the November 1, 2008 prospectus was 1.37%.

The Fund imposes a 2% redemption fee on shares redeemed within 90 days of their purchase date. See the Fund’s current Prospectus for more information on the Fund’s redemption fee. Please keep in mind the performance information above does not reflect the imposition of a 2% redemption fee.

Table B
Largest Net Contributors to Investment Results Year Ended June 30, 2009

Top 5 Securities by Contribution	% of Net Assets	Bottom 5 Securities by Contribution	% of Net Assets
Apollo Group, Inc. – Class A	4.29%	Berkshire Hathaway, Inc. – Class A	7.46%
Scripps Networks Interactive, Inc. – Class A	Sold	Tiffany & Co.	4.03%
Syngenta AG – ADR	3.94%	American Express Co.	3.54%
Chesapeake Energy Corp.	2.63%	AFLAC, Inc.	4.03%
MasterCard, Inc – Class A	3.25%	Medtronic, Inc.	3.28%

July 1, 2008 – June 30, 2009 Positions Added

Company Purchased	Primary Business	Sector Classification
Apollo Group, Inc. – Class A	Education and Training Services	Consumer Discretionary
Automatic Data Processing, Inc.	Technology Based Payroll and Employment Services	Information Technology
Avon Products, Inc.	Cosmetics and Fragrance Manufacturer and Marketer	Consumer Staples
Becton, Dickinson and Co.	Medical Supply Manufacturer and Developer	Health Care
Colgate-Palmolive Co.	Consumer Product, Manufacturer and Marketer	Consumer Staples
Chesapeake Energy Corp.	Oil and Natural Gas, Exploration and Production	Energy
MasterCard, Inc. – Class A	Credit Card Payment Processing and Transaction Services	Information Technology
Monsanto Co.	Agricultural Chemical Manufacturer and Distributor	Materials
Syngenta AG – ADR	Crop Protection and Commercial Seed Business	Materials

July 1, 2008 – June 30, 2009 Positions Eliminated

Company Sold	Primary Business	Sector Classification
Apollo Group, Inc. – Class A	Education and Training Services	Consumer Discretionary
Capital One Financial Corp.	Consumer Financial Products	Financials
E.I. du Pont de Nemours and Co.	Chemicals	Materials
E.W. Scripps Co. – Class A	Broadcasting and Print Media	Consumer Discretionary
Fidelity National Information Services, Inc.	Financial Transaction Processing	Information Technology
Lender Processing Services, Inc.	Financial Transaction Processing	Information Technology
Scripps Networks
Interactive, Inc. – Class A	Category Broadcasting Network	Consumer Discretionary
Viacom, Inc. – Class B	Broadcasting, Entertainment, and Online Media	Consumer Discretionary

Top Ten Holdings As of June 30, 2009[1]

Company	Primary Business	S&P Sector
Apollo Group, Inc. – Class A	Education and Training Services	Consumer Discretionary
Avon Products, Inc.	Cosmetics and Fragrance Manufacturer and Marketer	Consumer Staples
Berkshire Hathaway, Inc. – Class A	Insurance, Reinsurance and Capital Allocation	Financials
Cadbury PLC – ADR	Confectioneries	Consumer Staples
Coach, Inc.	Handbags and Accessories	Consumer Discretionary
Diageo PLC – ADR	Global Premium Alcohol Business	Consumer Staples
Moody’s Corp.	Credit Rating Services	Financials
Oracle Corp.	Database, Middleware and Application Software	Information Technology
Praxair, Inc.	Industrial Use Atmospheric and Process Gases	Materials
Tiffany & Co.	Designer, Manufacturer and Retailer of Fine Jewelry	Consumer Discretionary

[1]

Top Ten Holdings are listed alphabetically, not based on position size. They are presented to illustrate examples of the securities in which the Fund may invest. Because they are presented as of the dates indicated and change from time to time, they may not be representative of the Fund’s current or future investments. Top Ten Holdings do not include money market instruments.

IMPORTANT INFORMATION

This Management Discussion and Analysis seeks to describe some of the Fund managers’ current views of the market that shareholders may find relevant and to provide a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its latest fiscal year.

Any listing or discussion of specific securities is intended to help shareholders understand the Fund’s investment strategies and/or factors that influenced the Fund’s investment performance, and should not be regarded as a recommendation of any security. We believe we have a reasonable basis for any opinions expressed, though actual results may differ, sometimes significantly so, from those we expect and express. Statements referring to future actions or events, such as the future financial performance or ongoing business strategies of the companies in which the Fund invests, are based on the current expectations and projections about future events provided by various sources, including company management. These statements are not guarantees of future performance, and actual events and results may differ materially from those discussed herein.

Any opinions and views expressed related to the prospects of any individual portfolio holdings or grouping thereof or of the Fund itself are “forward looking statements” which may or may not prove to be accurate over the long term when viewed from the perspective of hindsight. Forward looking statements can be identified by words, phrases, and expressions such as “believe,” “expect,” “anticipate,” “in our view,” “in our opinion,” or similar terminology when discussing prospects for particular Fund portfolio companies or groupings of companies, and/or of the Fund itself. We cannot assure future results or performance. You should not place undue reliance on forward looking statements, which are effective only as of the date of this report. We recognize no obligation to update or alter such forward looking statements, whether as a result of changes in our opinion or analysis, subsequent information, future events, or other circumstances.

Any displays detailing a summary of holdings (e.g., top holdings, purchases and sales, largest net contributors, etc.) are based on the Fund’s holdings on June 30, 2009 or held during the fiscal year ended June 30, 2009. References to securities purchased or held are only as of the date of this communication to shareholders. Although the Fund’s investment adviser focuses on long-term investments, holdings are subject to change.

This Letter to Shareholders and Management Discussion and Analysis may include statistical and other factual information obtained from third-party sources. We believe those sources to be accurate and reliable; however, we are not responsible for errors by them on which we reasonably rely. In addition, our comments are influenced by our analysis of information from a wide variety of sources and may contain syntheses, synopses, or excerpts of ideas from written or oral viewpoints provided to us by investment, industry, press and other public sources about various economic, political, central bank, and other suspected influences on investment markets. Although our comments focus on the most recent fiscal year, we use this perspective only because it reflects industry convention and regulatory expectations and requirements. The Fund and its investment adviser do not subscribe to the notion that twelve-month periods or other short-term periods are either appropriate for making judgments or useful in setting long-term expectations for returns from our, or any other, investment strategy. The Fund and its investment adviser do not subscribe to any particular viewpoint about causes and effects of events in the broad capital markets, other than that they are not predictable in advance. Specifically, nothing contained in the Letter to Shareholders or Management Discussion and Analysis should be construed as a forecast of overall market movements, either in the short or long term.

Any headings, titles, section dividers, quotations, or other devices used herein are provided for the convenience of the reader and purposes of style. They are not required elements of the presentation and may or may not be applied identically in similar publications over time.

We do not attempt to address specifically how individual shareholders have fared, since shareholders also receive account statements showing their holdings and transactions. Information concerning the performance of the Fund and the Fund’s portfolio holdings over the last year are available upon request. You should not assume that future recommendations will be as profitable as past recommendations.

The Standard & Poor’s 500 Index is an unmanaged index of common stock prices of 500 widely held U.S. stocks and includes the reinvestment of dividends. Comparisons to benchmarks have limitations because benchmarks have volatility and other material characteristics that may differ from open-end mutual funds. Because of these differences, benchmarks should not be relied upon as an accurate measure of comparison. Indices are unmanaged and do not reflect the payment of advisory fees and other expenses associated with open-end mutual funds. Investors cannot directly invest in an index, though index funds designed to replicate the performance of various indices are generally available.

Past performance is no indication of future performance. Any performance data quoted represents past performance and the investment return and principal value of an investment in the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance quoted. Performance data is updated monthly and is available on the Fund’s website at www.oakvaluefund.com.

An investor should consider the investment objectives, strategies, risks, charges and expenses of the Fund before investing. The prospectus contains this and other important information about the Fund. For a prospectus, please call 1 (800) 622-2474 or visit the Fund’s website at www.oakvaluefund.com. Read the prospectus carefully before you invest.

Oak Value Fund is distributed by Ultimus Fund Distributors, LLC.

OAK VALUE FUND

PERFORMANCE INFORMATION (Unaudited)

Comparison of the Change in Value of a $10,000 Investment

in the Oak Value Fund and the S&P 500 Index

Cumulative Total Returns(A)

	Calendar 1999	Calendar 2000	Calendar 2001	Calendar 2002	Calendar 2003	Calendar 2004	Calendar 2005	Calendar 2006	Calendar 2007	Calendar 2008	Year-to-Date 2009 (as of 6/30/09)		Since Inception* (as of 06/30/09)
Oak Value Fund	-3.12%	18.17%	-0.47%	-24.34%	32.11%	7.97%	-1.37%	14.18%	4.87%	-33.71%	8.00	%(B)	240.13	%(B)
S&P 500 Index	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.79%	5.49%	-37.00%	3.16	%(B)	189.38	%(B)

Average Annual Total Returns(A)

	For the Periods Ended June 30, 2009
	One Year	Three Years	Five Years	Ten Years	Since Inception*
Oak Value Fund	-18.31%	-4.99%	-2.18%	-0.15%	7.73%
S&P 500 Index	-26.21%	-8.22%	-2.24%	-2.22%	6.67%

*	Inception date of the Oak Value Fund was January 18, 1993.
(A)	The returns shown do not reflect the deduction of taxes a shareholder would pay on Fund distributions or the redemption of Fund shares.
(B)	Not annualized.

OAK VALUE FUND

PORTFOLIO INFORMATION

June 30, 2009 (Unaudited)

Distribution by Business Category (% of Net Assets)

Ten Largest Holdings

Company	% of Net Assets
Berkshire Hathaway, Inc. - Class A	7.46%
Avon Products, Inc.	5.49%
Oracle Corp.	5.16%
Praxair, Inc.	4.92%
Coach, Inc.	4.90%
Diageo PLC - ADR	4.33%
Apollo Group, Inc. - Class A	4.29%
Moody’s Corp.	4.22%
Cadbury PLC - ADR	4.05%
Tiffany & Co.	4.03%

OAK VALUE FUND

SCHEDULE OF INVESTMENTS

June 30, 2009

Shares	COMMON STOCKS – 99.3%	Value
	Consumer Discretionary – 13.2%
37,800	Apollo Group, Inc. - Class A (A)	$2,688,336
114,450	Coach, Inc.	3,076,416
99,750	Tiffany & Co.	2,529,660

		8,294,412

	Consumer Staples – 16.1%
133,550	Avon Products, Inc.	3,442,919
73,848	Cadbury PLC - ADR	2,540,371
19,375	Colgate-Palmolive Co.	1,370,588
47,475	Diageo PLC - ADR	2,717,944

		10,071,822

	Energy – 2.6%
83,225	Chesapeake Energy Corp.	1,650,352

	Financials – 23.2%
81,275	AFLAC, Inc.	2,526,840
95,500	American Express Co.	2,219,420
66,250	AON Corp.	2,508,887
52	Berkshire Hathaway, Inc. - Class A (A)	4,680,000
100,450	Moody’s Corp.	2,646,858

		14,582,005

	Health Care – 9.8%
30,750	Becton, Dickinson and Co.	2,192,782
59,000	Medtronic, Inc.	2,058,510
43,900	Zimmer Holdings, Inc. (A)	1,870,140

		6,121,432

	Industrials – 7.1%
37,875	3M Co.	2,276,287
41,750	United Technologies Corp.	2,169,330

		4,445,617

	Information Technology – 17.0%
30,675	Automatic Data Processing, Inc.	1,087,122
102,775	Cisco Systems, Inc. (A)	1,915,726
25,000	eBay, Inc. (A)	428,250
12,175	MasterCard, Inc. - Class A	2,036,999
83,550	Microsoft Corp.	1,985,983
151,175	Oracle Corp.	3,238,169

		10,692,249

	Materials – 10.3%
11,925	Monsanto Co.	886,504
43,450	Praxair, Inc.	3,087,992
53,075	Syngenta AG - ADR	2,469,049

		6,443,545

	Total Common Stocks (Cost $65,904,043)	$62,301,434

OAK VALUE FUND

SCHEDULE OF INVESTMENTS (Continued)

Shares	CASH EQUIVALENTS – 0.6%	Value
391,592	First American Government Obligations Fund - Class Y, 0.00% (B) (Cost $391,592)	$391,592

	Total Investments at Value – 99.9% (Cost $66,295,635)	$62,693,026

	Other Assets in Excess of Liabilities – 0.1%	39,015

	Net Assets – 100.0%	$62,732,041

(A)	Non-income producing security.
(B)	Variable rate security. The rate shown is the 7-day effective yield as of June 30, 2009.
ADR	- American Depositary Receipt

See accompanying notes to financial statements.

OAK VALUE FUND

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2009

ASSETS
Investments in securities:
At cost	$66,295,635

At market value (Note 1)	$62,693,026
Receivable for capital shares sold	40,082
Dividends receivable	53,711
Other assets	18,083

TOTAL ASSETS	62,804,902

LIABILITIES
Payable for capital shares redeemed	578
Accrued investment advisory fees (Note 3)	46,944
Payable to administrator (Note 3)	12,200
Other accrued expenses and liabilities	13,139

TOTAL LIABILITIES	72,861

NET ASSETS	$62,732,041

Net assets consist of:
Paid-in capital	$69,776,632
Undistributed net investment income	2,459
Accumulated net realized losses from security transactions	(3,444,441)
Net unrealized depreciation on investments	(3,602,609)

Net assets	$62,732,041

Shares of beneficial interest outstanding (unlimited number of shares authorized, no par value)	4,005,945

Net asset value, offering price and redemption price per share (A)	$15.66

(A)	Redemption price may differ from the net asset value per share depending upon the length of time the shares are held (Note 1).

See accompanying notes to financial statements.

OAK VALUE FUND

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2009

INVESTMENT INCOME
Dividends (Net of foreign tax of $2,394)	$1,262,336

EXPENSES
Investment advisory fees (Note 3)	621,039
Transfer agent and shareholder services fees (Note 3)	94,448
Trustees’ fees and expenses	65,211
Administration fees (Note 3)	64,119
Professional fees	50,324
Fund accounting fees (Note 3)	30,816
Insurance expense	27,463
Registration fees	22,411
Compliance service fees (Note 3)	17,989
Custody and bank service fees	13,970
Printing of shareholder reports	12,612
Interest expense (Note 4)	80
Other expenses	63,522

TOTAL EXPENSES	1,084,004

NET INVESTMENT INCOME	178,332

REALIZED AND UNREALIZED LOSSES ON INVESTMENTS
Net realized losses from security transactions	(3,343,745)
Net change in unrealized appreciation/depreciation on investments	(14,518,138)

NET REALIZED AND UNREALIZED LOSSES ON INVESTMENTS	(17,861,883)

NET DECREASE IN NET ASSETS FROM OPERATIONS	$(17,683,551)

See accompanying notes to financial statements.

OAK VALUE FUND

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended June 30, 2009	Year Ended June 30, 2008
FROM OPERATIONS
Net investment income (loss)	$178,332	$(99,216)
Net realized gains (losses) from security transactions	(3,343,745)	13,297,916
Net change in unrealized appreciation/depreciation on investments	(14,518,138)	(32,835,797)

Net decrease in net assets from operations	(17,683,551)	(19,637,097)

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(175,873)	—
From net realized gains from security transactions	(182,611)	(13,111,978)

Decrease in net assets from distributions to shareholders	(358,484)	(13,111,978)

FROM CAPITAL SHARE TRANSACTIONS
Proceeds from shares sold	2,636,301	4,383,470
Reinvestment of distributions to shareholders	349,638	12,789,625
Proceeds from redemption fees collected (Note 1)	4,759	5,060
Payments for shares redeemed	(15,957,667)	(33,027,500)

Net decrease in net assets from capital share transactions	(12,966,969)	(15,849,345)

NET DECREASE IN NET ASSETS	(31,009,004)	(48,598,420)

NET ASSETS
Beginning of year	93,741,045	142,339,465

End of year	$62,732,041	$93,741,045

UNDISTRIBUTED NET INVESTMENT INCOME	$2,459	$—

SUMMARY OF CAPITAL SHARE ACTIVITY
Shares sold	171,685	191,644
Shares reinvested	24,168	588,072
Shares redeemed	(1,052,157)	(1,433,786)

Net decrease in shares outstanding	(856,304)	(654,070)
Shares outstanding, beginning of year	4,862,249	5,516,319

Shares outstanding, end of year	4,005,945	4,862,249

See accompanying notes to financial statements.

OAK VALUE FUND

FINANCIAL HIGHLIGHTS

Per Share Data for a Share Outstanding Throughout Each Year

Year Ended June 30, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005
Net asset value at beginning of year	$19. 28	$25.80	$28.00	$30.82	$29. 02

Income (loss) from investment operations:
Net investment income (loss)	0.04	(0.02)	(0.05)	0.08	(0.12)
Net realized and unrealized gains (losses) on investments	(3.58)	(3.87)	6.61	(0.60)	1.92

Total from investment operations	(3.54)	(3.89)	6.56	(0.52)	1.80

Less distributions:
From net investment income	(0.04)	—	(0.00	)(A)	(0.08)	—
From net realized gains from security transactions	(0.04)	(2.63)	(8.77)	(2.22)	—

Total distributions	(0.08)	(2.63)	(8.77)	(2.30)	—

Proceeds from redemption fees collected (Note 1)	0.00	(A)	0.00	(A)	0.01	0.00	(A)	0.00	(A)

Net asset value at end of year	$15.66	$19.28	$25.80	$28.00	$30.82

Total return (B )	(18.31)%	(16.04)%	25.03%	(1.66)%	6.20%

Net assets at end of year (000’s)	$62,732	$93,741	$142,339	$201,024	$248,782

Ratio of expenses to average net assets	1.57%	1.37%	1.35%	1.29%	1.25%

Ratio of net investment income (loss) to average net assets	0.26%	(0.08)%	(0.16)%	0.24%	(0.39)%

Portfolio turnover rate	37%	52%	44%	29%	29%

(A)	Amount rounds to less than $0.01 per share.
(B)

Total return is a measure of the change in value of an investment in the Fund over the periods covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Fund. Returns shown do not reflect the deduction of taxes a shareholder would pay on Fund distributions or the redemption of Fund shares.

See accompanying notes to financial statements.

OAK VALUE FUND

NOTES TO FINANCIAL STATEMENTS

June 30, 2009

1. Organization and Significant Accounting Policies

The Oak Value Fund (the “Fund”) is a diversified series of Oak Value Trust (the “Trust”). The Trust, registered as an open-end management investment company under the Investment Company Act of 1940, was organized as a Massachusetts business trust on March 3, 1995. The Fund began operations on January 18, 1993 as a series of the Albemarle Investment Trust.

The Fund’s investment objective is to seek capital appreciation primarily through investments in equity securities, consisting of common and preferred stocks and securities convertible into common stocks traded in domestic and foreign markets.

The following is a summary of the Fund’s significant accounting policies:

Securities Valuation – The Fund’s portfolio securities are valued as of the close of business of the regular session of the principal exchange where the security is traded. Securities traded on a national stock exchange are valued based upon the closing price on the principal exchange where the security is traded. Securities which are quoted by NASDAQ are valued at the NASDAQ Official Closing Price. Securities which are traded over-the-counter are valued at the last sales price, if available, otherwise, at the last quoted bid price. In the event that market quotations are not readily available, securities are valued at fair value as determined in accordance with procedures adopted in good faith by the Board of Trustees. Such methods of fair valuation may include, but are not limited to: multiple of earnings, discount from market of a similar freely traded security, or a combination of these or other methods. The fair value of securities with remaining maturities of 60 days or less has been determined in good faith by the Board of Trustees to be represented by amortized cost value, absent unusual circumstances.

The Financial Accounting Standards Board’s (“FASB”) Statement on Financial Accounting Standards No. 157 “Fair Value Measurements” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below:

•	Level 1 – quoted prices in active markets for identical securities

•	Level 2 – other significant observable inputs

•	Level 3 – significant unobservable inputs

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

As of June 30, 2009, all of the inputs used to value the Fund’s investments were Level 1.

In April 2009, FASB issued Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4” or the “Position”). FSP 157-4 provides additional guidance for estimating fair value when the volume and level of activity has significantly decreased in relation to normal market activity for the asset or liability. The Position also provides additional guidance on circumstances that may indicate that a transaction is not orderly and requires additional disclosures in annual and interim reporting periods. FSP 157-4 is effective for fiscal periods and interim periods ending after June 15, 2009. Management has evaluated the impact of FSP 157-4 and has concluded that FSP 157-4 has no impact on these financial statements.

OAK VALUE FUND

NOTES TO FINANCIAL STATEMENTS (Continued)

Share Valuation – The net asset value per share of the Fund is calculated daily by dividing the total value of the Fund’s assets, less liabilities, by the number of shares outstanding. The offering price and redemption price per share of the Fund is equal to the net asset value per share, except that shares of the Fund are subject to a redemption fee of 2% if redeemed within 90 days of the date of purchase. During the years ended June 30, 2009 and June 30, 2008, proceeds from redemption fees totaled $4,759 and $5,060, respectively.

Repurchase Agreements – The Fund may enter into repurchase agreements from financial institutions such as banks and broker-dealers that the Trust’s investment adviser deems creditworthy under the guidelines approved by the Board of Trustees, subject to the seller’s agreement to repurchase such securities at a mutually agreed-upon date and price. The repurchase price generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates, which may be more or less than the rate on the underlying portfolio securities. The seller under a repurchase agreement is required to maintain the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller defaults, and the fair value of the collateral declines, realization of the collateral by the Fund may be delayed or limited.

Investment Income – Interest income is accrued as earned. Dividend income is recorded on the ex-dividend date.

Distributions to Shareholders – Dividends arising from net investment income, if any, are declared and paid semi-annually to shareholders of the Fund. Net realized short-term capital gains, if any, may be distributed throughout the year and net realized long-term capital gains, if any, are distributed at least once each year. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from accounting principles generally accepted in the United States of America (“GAAP”). These “book/tax” differences are either temporary or permanent in nature and are primarily due to losses deferred due to wash sales. The tax character of distributions paid during the year ended June 30, 2009 was $175,873 of ordinary income and $182,611 of long-term capital gains. The tax character of distributions paid during the year ended June 30, 2008 was $268,376 of ordinary income and $12,843,602 of long-term capital gains. Dividends and distributions to shareholders are recorded on the ex-dividend date.

Security Transactions – Security transactions are accounted for on trade date. Gains and losses on securities sold are determined on a specific identification basis.

Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Tax – It is the Fund’s policy to comply with the special provisions of Subchapter M of the Internal Revenue Code applicable to regulated investment companies. As provided therein, in any fiscal year in which the Fund so qualifies and distributes at least 90% of its taxable net income, the Fund (but not the shareholders) will be relieved of federal income tax on the income distributed. Accordingly, no provision for income taxes has been made.

In order to avoid imposition of the excise tax applicable to regulated investment companies, it is also the Fund’s intention to declare as dividends in each calendar year at least 98% of its net investment income (earned during the calendar year) and 98% of its net realized capital gains (earned during the twelve months ended October 31) plus undistributed amounts from prior years.

OAK VALUE FUND

NOTES TO FINANCIAL STATEMENTS (Continued)

The following information is computed on a tax basis for each item as of June 30, 2009:

Tax cost of portfolio investments	$66,349,756

Gross unrealized appreciation	$8,347,565
Gross unrealized depreciation	(12,004,295)

Net unrealized depreciation	$(3,656,730)
Undistributed ordinary income	2,459
Capital loss carryforward	(819,758)
Post-October losses	(2,570,562)

Accumulated deficit	$(7,044,591)

The difference between the federal income tax cost of portfolio of investments and the financial statement cost is due to certain timing differences in the recognition of capital gains and losses under income tax regulations and GAAP. These “book/tax” differences are temporary in nature and are primarily due to the tax deferral of losses on wash sales.

As of June 30, 2009, the Fund had a capital loss carryforward for federal income tax purposes of $819,758, which expires on June 30, 2017. In addition, the Fund had net realized capital losses of $2,570,562 during the period November 1, 2008 through June 30, 2009, which are treated for federal income tax purposes as arising during the Fund’s tax year ending June 30, 2010. The capital loss carryforward and “post-October” losses may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders.

FASB’s Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes” provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. As required by FIN 48, management has analyzed the Fund’s tax positions taken on Federal income tax returns for all open tax years (tax years ended June 30, 2006 through June 30, 2008) and has concluded that no provision for income tax is required in these financial statements.

2. Investment Transactions

During the year ended June 30, 2009, cost of purchases and proceeds from sales and maturities of investment securities, excluding short-term investments, amounted to $25,184,407 and $37,455,163, respectively.

3. Transactions with Affiliates

The Fund’s investments are managed by Oak Value Capital Management, Inc. (the “Adviser”) under the terms of an Investment Advisory Agreement. Under the Investment Advisory Agreement, the Fund pays the Adviser a fee, which is computed and accrued daily and paid monthly, at an annual rate of 0.90% of the Fund’s average daily net assets.

Certain Trustees and officers of the Trust are also officers of the Adviser or of Ultimus Fund Solutions, LLC (“Ultimus”), the Fund’s administrator, transfer agent and fund accounting services agent. Such Trustees and officers receive no direct payments or fees from the Trust for serving as officers.

OAK VALUE FUND

NOTES TO FINANCIAL STATEMENTS (Continued)

Under the terms of an Administration Agreement with the Trust, Ultimus provides internal regulatory compliance services and executive and administrative services. Ultimus supervises the preparation of tax returns, reports to shareholders of the Fund, reports to and filings with the Securities and Exchange Commission (the “SEC”) and state securities commissions, and materials for meetings of the Board of Trustees. For the performance of these services, the Fund pays Ultimus a fee at the annual rate of .10% of the average value of its daily net assets up to $50 million, .075% of such assets from $50 million to $200 million and .05% of such assets in excess of $200 million, provided, however, that the minimum fee is $2,000 per month.

Under the terms of a Transfer Agent and Shareholder Services Agreement with the Trust, Ultimus maintains the records of each shareholder’s account, answers shareholders’ inquiries concerning their accounts, processes purchases and redemptions of the Fund’s shares, acts as dividend and distribution disbursing agent and performs other shareholder service functions. Ultimus receives from the Fund for its services as transfer agent a fee payable monthly at an annual rate of $16 per account, provided, however, that the minimum fee is $2,000 per month. In addition, the Fund pays out-of-pocket expenses, including but not limited to, postage and supplies. Accordingly, during the year ended June 30, 2009, Ultimus received $40,364 for transfer agent and shareholder services.

The Fund has entered into agreements with certain financial intermediaries to provide record keeping, processing, shareholder communications and other services to the Fund. These services would be provided by the Fund if the shares were held in accounts registered directly with the Fund’s transfer agent. Accordingly, the Fund pays a fee to such service providers in an amount equivalent to or less than the per account fee paid to the transfer agent. During the year ended June 30, 2009, the Fund paid $54,084 for such services. These fees are included in “Transfer agent and shareholder services fees” on the Statement of Operations.

Under the terms of a Fund Accounting Agreement with the Trust, Ultimus calculates the daily net asset value per share and maintains such books and records as are necessary to enable Ultimus to perform its duties. For these services, the Fund pays Ultimus a base fee of $2,000 per month, plus an asset-based fee at the annual rate of .01% of the average value of its daily net assets up to $500 million and .005% of such assets in excess of $500 million. In addition, the Fund pays all costs of external pricing services.

Under the terms of a Compliance Consulting Agreement with the Trust, Ultimus provides an individual with the requisite background and familiarity with the Federal Securities Laws to serve as the Chief Compliance Officer and to administer the Trust’s compliance policies and procedures. For these services, the Fund pays Ultimus a base fee of $1,500 per month, plus an asset-based fee at the annual rate of .01% of the average value of its daily net assets from $100 million to $500 million, .005% of such assets from $500 million to $1 billion and .0025% of such assets in excess of $1 billion. In addition, the Fund reimburses Ultimus for its reasonable out-of-pocket expenses, if any, relating to these compliance services.

4. Bank Line of Credit

The Fund has an unsecured $20,000,000 bank line of credit. Borrowings under this arrangement bear interest at a rate per annum equal to Prime Rate minus 0.50%. During the year ended June 30, 2009, the Fund incurred $80 of interest expense related to borrowings under the line of credit. Average debt outstanding during the year ended June 30, 2009 was $1,925. As of June 30, 2009, the Fund had no outstanding borrowings.

OAK VALUE FUND

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Contingencies and Commitments

The Fund indemnifies the Trust’s officers and Trustees for certain liabilities that might arise from their performance of their duties to the Fund. Additionally, in the normal course of business the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

6. Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). The Fund has adopted SFAS No. 165, which requires the Fund to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Assets and Liabilities. For nonrecognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Fund will be required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. In addition, SFAS No. 165 requires the Fund to disclose the date through which subsequent events have been evaluated. Management has evaluated subsequent events through the issuance of its financial statements on August 11, 2009 and believes that there are no events or transactions that require disclosure or recognition.

OAK VALUE FUND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Oak Value Trust

and the Shareholders of the Oak Value Fund

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Oak Value Fund, a series of shares of beneficial interest of the Oak Value Trust, as of June 30, 2009, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the two years ended June 30, 2006 were audited by other auditors whose report dated August 11, 2006 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 2009 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Oak Value Fund as of June 30, 2009, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and its financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
August 11, 2009

OAK VALUE FUND

ABOUT YOUR FUND’S EXPENSES (Unaudited)

We believe it is important for you to understand the impact of costs on your investment. As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including redemption fees; and (2) ongoing costs, including management fees and other Fund expenses. The following examples are intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

A mutual fund’s ongoing costs are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The expenses in the table below are based on an investment of $1,000 made at the beginning of the most recent semi-annual period (January 1, 2009) and held until the end of the period (June 30, 2009).

The table below illustrates the Fund’s costs in two ways:

Actual fund return – This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, and the third column shows the dollar amount of operating expenses that would have been paid by an investor who started with $1,000 in the Fund. You may use the information here, together with the amount you invested, to estimate the expenses that you paid over the period.

To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number given for the Fund under the heading “Expenses Paid During Period.”

Hypothetical 5% return – This section is intended to help you compare the Fund’s costs with those of other mutual funds. It assumes that the Fund had an annual return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. The example is useful in making comparisons because the Securities and Exchange Commission requires all mutual funds to calculate expenses based on a 5% return. You can assess the Fund’s costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

Note that expenses shown in the table are meant to highlight and help you compare ongoing costs only. The Fund does not impose any sales charges. However, a redemption fee of 2% is applied on the sale of shares sold within 90 days of the date of purchase. The redemption fee does not apply to the redemption of shares acquired through reinvestment of dividends and other distributions.

The calculations assume no shares were bought or sold during the period. Your actual costs may have been higher or lower, depending on the amount of your investment and the timing of any purchases or redemptions.

More information about the Fund’s expenses, including annual expense ratios for the prior five fiscal years, can be found in this report. For additional information on operating expenses and other shareholder costs, please refer to the Fund’s prospectus.

	Beginning Account Value January 1, 2009	Ending Account Value June 30, 2009	Expenses Paid During Period*
Based on Actual Fund Return	$1,000.00	$1,080.00	$8.66
Based on Hypothetical 5% Return (before expenses)	$1,000.00	$1,016.46	$8.40

*	Expenses are equal to the annualized expense ratio of 1.68% for the period, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

OAK VALUE FUND

TRUSTEES AND OFFICERS (Unaudited)

Executive Officers and Interested Trustees. The table below sets forth certain information about each of the Trust’s Interested Trustees, as well as its executive officers.

Name, Address, and Age	Position(s) Held with Trust	Term of Office; Term Served in Office	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships(A) Held by Trustee
Larry D. Coats, Jr.* 1450 Raleigh Road Suite 220 Chapel Hill, NC 27517 Age: 49	Trustee and President	Indefinite term; President Since July 2003; Trustee Since December 2003	For more than the past five years, Mr. Coats has been President, Chief Executive Officer and Senior Portfolio Manager with Oak Value Capital Management, Inc.	1	None

Margaret C. Landis 1450 Raleigh Road Suite 220 Chapel Hill, NC 27517 Age: 51	Vice President	Appointed annually; Since May 2007	For more than the past five years, Ms. Landis has been Senior Vice President, Chief Compliance Officer, Treasurer and Secretary of Oak Value Capital Management, Inc.

Robert G. Dorsey 225 Pictoria Drive Suite 450 Cincinnati, OH 45246 Age: 52	Vice President	Appointed annually; Since: June 2003	For more than the past five years, Mr. Dorsey has been a Managing Director of Ultimus Fund Solutions, LLC and Ultimus Fund Distributors, LLC, the Fund’s principal underwriter.

Mark J. Seger 225 Pictoria Drive Suite 450 Cincinnati, OH 45246 Age: 47	Treasurer and Chief Compliance Officer	Appointed annually; Since: June 2003	For more than the past five years, Mr. Seger has been a Managing Director of Ultimus Fund Solutions, LLC and Ultimus Fund Distributors, LLC.

John F. Splain 225 Pictoria Drive Suite 450 Cincinnati, OH 45246 Age: 52	Secretary	Appointed annually; Since: June 2003	For more than the past five years, Mr. Splain has been a Managing Director of Ultimus Fund Solutions, LLC and Ultimus Fund Distributors, LLC.

*	Mr. Coats is an “interested person,” as defined by the 1940 Act, because of his employment with Oak Value Capital Management, Inc., the investment adviser to the Trust.
(A)

Directorships held in (1) any other investment companies registered under the 1940 Act, (2) any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (3) any company subject to the requirements of Section 15(d) of the Exchange Act.

OAK VALUE FUND

TRUSTEES AND OFFICERS (Unaudited) (Continued)

Independent Trustees. The following table sets forth certain information about the Trust’s Independent Trustees.

Name, Address, and Age	Position(s) Held with Trust	Term of Office; Term Served in Office	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships(A) Held by Trustee
Joseph T. Jordan, Jr. 1816 Front Street Suite 320 Durham, NC 27705 Age: 63	Chairman and Trustee	Indefinite Term; Trustee Since May 1995; Chairman Since January 2005	For more than the past five years, Mr. Jordan has served as President of Practice Management Services, Inc. (a medical practice management firm).	1	None

C. Russell Bryan 121 W. Trade Street Suite 3000 Charlotte, NC 28202 Age: 49	Trustee; Chairman of Governance, Nomination and Compensation Committee	Indefinite Term; Since: May 1995	For more than the past five years, Mr. Bryan has been a Managing Director of Brookwood Associates, L.L.C. (an investment banking firm).	1	None

John M. Day 4101 Lake Boone Trail Suite 218 Raleigh, NC 27607 Age: 55	Trustee; Chairman of Audit Committee	Indefinite Term; Since: May 1995	For more than the past five years, Mr. Day has been Managing Partner of KDI Capital Partners (an investment firm).	1	None

(A)

Directorships held in (1) any other investment companies registered under the 1940 Act, (2) any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (3) any company subject to the requirements of Section 15(d) of the Exchange Act.

The Statement of Additional Information (“SAI”) includes additional information about the Trust’s Trustees and officers. To obtain a copy of the SAI, without charge, call (800) 622-2474.

OAK VALUE FUND

OTHER INFORMATION (Unaudited)

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge upon request by calling toll-free 1-800-622-2474, or on the SEC’s website at http://www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is also available without charge upon request by calling toll-free 1-800-622-2474, or on the SEC’s website http://www.sec.gov.

The Trust files a complete listing of portfolio holdings for the Fund with the SEC as of the end of the first and third quarters of each fiscal year on Form N-Q. The filings are available without charge upon request, by calling 1-800-622-2474. Furthermore, you may obtain a copy of the filings on the SEC’s website at http://www.sec.gov. The Trust’s Forms N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC, and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

FEDERAL TAX INFORMATION (Unaudited)

In accordance with federal tax requirements, the following provides shareholders with information concerning distributions from ordinary income and net realized gains made by the Fund during the year ended June 30, 2009. For the fiscal year ended June 30, 2009, certain dividends paid by the Fund may be subject to a maximum tax rate of 15%, as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Fund intends to designate up to a maximum amount of $175,873 as taxed at a maximum rate of 15%, as well as $182,611 as long-term gain distributions. Complete information will be computed and reported in conjunction with your 2009 Form 1099-DIV.

OAK VALUE FUND

Investment Adviser

Oak Value Capital Management, Inc.

1450 Raleigh Road, Suite 220

Chapel Hill, North Carolina 27517

1-800-680-4199

www.oakvaluefund.com

Administrator

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Independent Registered Public Accounting Firm

Briggs, Bunting & Dougherty, LLP

1835 Market Street

26th Floor

Philadelphia, Pennsylvania 19103

Custodian

US Bank, N.A.

425 Walnut Street

Cincinnati, Ohio 45202

Board of Trustees

Joseph T. Jordan, Jr., Chairman

C. Russell Bryan

Larry D. Coats, Jr.

John M. Day

Officers

Larry D. Coats, Jr., President

Margaret C. Landis, Vice President

Robert G. Dorsey, Vice President

Mark J. Seger, Treasurer/Chief Compliance Officer

John F. Splain, Secretary

This report is for the information of the shareholders of the Oak Value Fund. It may not be distributed to prospective investors unless it is preceded or accompanied by the current fund prospectus.